
February 19, 2004


04012999

82-158

SUPPL

Securities Exchange Commission
Office of International Finance
450 5th Street N.W.
Judiciary Plaza, Room 3094
Washington, DC 20549
U.S.A.

Dear Sirs:

RE: NORANDA INC.

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	April 26, 2004
RECORD DATE FOR NOTICE:	March 15, 2004
RECORD DATE FOR VOTING:	March 15, 2004
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 15, 2004
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	Common
ROUTINE BUSINESS ONLY:	Yes



PROCESSED
FEB 23 2004
THOMSON
FINANCIAL

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\H_Noranda (1-2)

320 Bay Street, P.O. Box 1 □ Toronto, ON M5H 4A6 □ Tel 416.643.5000 Fax 416.643.5570 □ www.cibcmellon.com

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.